Filed by Globespan, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                               Subject Company:  Globespan, Inc.
                                                Commission File No.000-26401-73

On October 1, 2001, Globespan, Inc. disseminated the following information.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed GlobeSpan/Virata merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that GlobeSpan's and Virata's businesses will not be integrated successfully; costs related to the merger; failure of the GlobeSpan or Virata's stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting GlobeSpan's and Virata's businesses generally as set forth in GlobeSpan's and Virata's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal years ended 2000 and 2001, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. GlobeSpan and Virata are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by GlobeSpan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

GlobeSpan, its directors, executive officers and certain other members of management and employees may be soliciting proxies from GlobeSpan stockholders in favor of the issuance of GlobeSpan common stock in connection with the merger. Information regarding GlobeSpan's directors and executive officers the persons is set forth in GlobeSpan proxy statement for its 2001 annual meeting, filed with the SEC on April 27, 2001, and additional information will be set forth in the definitive proxy statement prospectus when it is filed with the SEC.

                         [GlobeSpan logo] [Virata logo]

                                     1+1=3

Safe Harbor Statement


These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed GlobeSpanVirata merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that GlobeSpan's and Virata's businesses will not be integrated successfully; costs related to the merger; failure of the GlobeSpan or Virata's stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting GlobeSpan's and Virata's businesses generally as set forth in GlobeSpan's and Virata's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. GlobeSpan and Virata are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by GlobeSpan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

GlobeSpan, its directors, executive officers and certain other members of management and employees may be soliciting proxies from GlobeSpan stockholders in favor of the issuance of GlobeSpan common stock in connection with the merger. Information regarding GlobeSpan's directors and executive officers the persons is set forth in the GlobeSpan proxy statement for its 2001 annual meeting, filed with the SEC on April 27, 2001, and additional information will be set forth in the definitive proxy statement prospectus when it is filed with the SEC.

                                                   [GlobeSpan logo][Virata logo]

Overview of the Transaction


COMPANY NAME:                     GlobeSpanVirata

TRANSACTION STRUCTURE:            Stock-for-stock tax-free exchange

EXCHANGE RATIO:                   1.02 GlobeSpan shares per Virata share

OWNERSHIP SPLIT:                  52.5% GlobeSpan / 47.5% Virata

BOARD OF DIRECTORS:               4 GlobeSpan / 4 Virata

CHAIRMAN:                         Charles Cotton
                                  Virata CEO

CHIEF EXECUTIVE OFFICER:          Armando Geday
                                  GlobeSpan President/CEO

CLOSING CONDITIONS:               Shareholder Approval
                                  HSR Review

TARGET CLOSING:                   3-6 Months


                                                   [GlobeSpan logo][Virata logo]

Overview of GlobeSpanVirata


|X|  Leading provider of DSL chipset solutions
     --  $528MM pro forma LTM revenues

|X|  Broadest DSL product portfolio
     -- Physical layer and communications processor packed software -- Central office and customer premise equipment
     --  Symmetric and asymmetric DSL

|X|  Leading blue chip customer base
    --  Over 300 customers

|X|  Substantial financial resources
     --  $700MM in cash & equivalents

|X|  Largest worldwide DSL focused organization
     --  1,150 employees worldwide, nearly 900 engineers
     --  15 sales offices worldwide

Source: Company filings
                                                   [GlobSpan logo] [Virata logo]

Compelling Combination


|X|  Highly complementary combination

|X|  Substantial merger efficiencies

|X|  Accretive to earnings within twelve months following completion

|X|  Enhanced scale and presence in the global marketplace

|X|  First class management team with proven integration track records

|X|  Strong financial profile


                                                  [GlobeSpan logo] [Virata logo]

Virata Company Overview


|X|  Leader in communications processors
     --  LTM revenues of $119MM
     --  7 million chips shipped

|X|  Blue chip DSL customer base
     --  More than 175 customers

|X|  Broad DSL technology portfolio
     --  PHY-independent communications processors
     --  PHY-integrated communications processors
     --  Voice DSPs

|X|  Organization dedicated to DSL
     --  438 employees
     --  328 engineers


                                                  [GlobeSpan logo] [Virata logo]

Virata's Arsenal of Technologies

[Picture depicting the ISOS Software Suite: including Symmetric PHYs, Integrated ADSL Communications Processor and PHY, Reference Designs, Web-based Management Software, ATN and IP Networking Software, MPLS Software, Voice Software, Voice DSPs and Communications Processors]


                                                  [GlobeSpan logo] [Virata logo]

Software Differentiated Communications Processors


|X|  Integrated Software on Silicon                    REVENUE MIX
     (ISOS) reduces costs and
     speeds time to market                            [Pie chart depicting the
                                                       revenue mix between
|X|  Cuts development time                             Software and
     by half                                           Software-enabled
                                                       Communications
|X|  Delivers one platform for                         Processors]
     developing products for
     multiple market segments
     --  Bridge>Router>IAD>MSG


                                                  [GlobeSpan logo] [Virata logo]

Advanced Services Require Complex Solutions



         MSG                            UPnP          JAVA     Service
                                        XML                    Provisioning

         IAD                   SSCS/CC  RTP/Diff/Err  MGCP
                               S        (VolP)        Megaco
                               (ATM)                  SIP
DEVICE
TYPE     Router/  TCP/IP       DNS      Firewall      SNMP     MPLS
         MTU      RIPI/II      PPTP     Frame         v3
                  SNMP                  Relay
                                        Web Server

         Bridge/  Kernel, ATM  PC       MAC Drivers
         Modem    Ethernet,    Drivers  Auto-
                  PPoA, PPoE,           provisioning
                  RFC 1483,
                  Bridge (MAC)

                  6            7        8             9        10

                             ISOS SOFTWARE VERSION


                                                  [GlobeSpan logo] [Virata logo]

GlobeSpan Company Overview


|X|  Global provider of DSL solutions
     --  LTM revenues of $409MM

|X|  Extensive DSL customer base
     --  More than 150 customers / 600 design wins
     --  More than 50 service providers worldwide

|X|  Broad DSL technology portfolio
     --  Symmetric & asymmetric products
     --  Layer 1 to Layer 5 "System-and-Software-On-Chips" capabilities

|X|  Leading global organization dedicated to DSL
     --  More than 700 employees
     --  More than 550 engineers


                                                  [GlobeSpan logo] [Virata logo]

DSL Processors


|X|  Product                                 |X|  Support
     --  Reprogrammable DSP                       --  Production-ready
[Picture of Computer Chip]                            reference designs
     --  Mixed-signal silicon                [Picture of a software panel]
[Picture of Computer Chip]                        --  System expertise
     --  Algorithm and                       [Picture of a meeting]
         protocol software


                                                  [GlobeSpan logo] [Virata logo]

DSL Processors - Central Office


                       [Picture of a single board design,
                    specifically noting 16 CH DSP, QUAD AFE,
                          Line Driver, and QUAD xfmr]

               Single board design using highest density multimode asymmetric chip set delivers highest performance, interoperable, lowest risk solution for annex A, B, C, H


                                                  [GlobeSpan logo] [Virata logo]

DSL Processors - Central Office


                             72 port DSLAM line card

                     [Picture of a 72 port DSLAM line card]

                  Highest density multimode symmetric chip set
                 delivers lowest power and highest performance


                                                  [GlobeSpan logo] [Virata logo]

Application Specific Network Processors


DSLAM data plane controller and Multi-Service OC12 aggregation and switching


32 DSO - 336 DSO    672 DSO            120 MHz
HDLC Controller     HDLC Controller    1.2 GIPS
Up to 90MHz         80MHz
Up to 180 MIPS      360 MIPS

[Picture of a       [Picture of a      [Picture of a
 Controller]         Controller]        Controller]
    1999               2000               01H1


[Picture of a network processor core]  Network processor
                                       core used in a single
                                       chip IAD


                                                  [GlobeSpan logo] [Virata logo]

DSL Potential

Potential Demand for >1 Billion DSL Chip Sets


              800 Million Copper Phone Lines Worldwide and Growing


Campus Networking-----------Corporate Offices          Multiple
[Graphic of Campus \        [Graphic of Corporate     /Dwelling
Building Omitted]   \       Offices Omitted]         / Units
                     \              |               /  [Graphic Omitted]
                      \             |              /
                       \            |             /                  Homes and
                        \           |            /                   SOHO
                         \          |       /--Remote----------------[Graphic
                          \         |      /   Terminal [Graphic     Omitted]
Cell Site [Graphic         Central Office/    Omitted]         \
of Cell Tower Omitted]-------[Graphic                           \
                            /Omitted]                            \
                           /                                      \  Homes and
                          /                                        \ SOHO
                         /                                          \[Graphic
                        /                                            Omitted]
                      ISP



                                                 [GlobeSpan logo]  [Virata logo]

Subscriber Growth Will Drive
Significant Demand for DSL Infrastructure


                           [Graphic of Chart Omitted]


Ports   Access Concentrator                Units   CPE-DSL Unit
(MM)    DSL Port Shipments                 (MM)    Shipments
        -------------------                        ------------
60   |--------------------------           45   |------------------------------
     |                                     40   |------------------------------
50   |--------------------------           35   |------------------------------
     |   CAGR:  31%                             |      CAGR:  39%
40   |--------------------------           30   |------------------------------
     |                                     25   |------------------------------
30   |--------------------------           20   |------------------------------
     |                                     15   |------------------------------
20   |--------------------------           10   |------------------------------
     |                                      5   |------------------------------
10   |--------------------------            0   |------------------------------
     |                                          |'99 '00 '01 '02 '03 '04 '05
 0   |--------------------------
     |'99 '00 '01 '02 '03 '04 '05

[chart showing increasing trend]               [chart showing increasing trend]


     Source:  Dell'Oro (7/30/01)



                                                 [GlobeSpan logo]  [Virata logo]

DSL Opportunity


         185MM                DSL port shipments from 2001 - 2005 (1)
           |
          x2                  Chipset ports per DSL unit
           |
           V
  [Graphic of Arrow
     Omitted]


         370MM                DSL chipsets
           |
          x $20               ASP of silicon content in DSL system
           |
           V
  [Graphic of Arrow
     Omitted]


         $7.4Bn               Total DSL opportunity available through 2005



Note:  (1) Based on Dell'Oro (7/30/01)



                                                [GlobeSpan logo]  [Virata logo]

Proven Interoperability in the Field



[Graphic of board
with GlobeSpan chip and
Virata chip]



                                        [Larger Graphic of board with
                                        GlobeSpan chip and Virata chip]



                                                [GlobeSpan logo]  [Virata logo]

Combination Creates the Most Comprehensive
DSL Chipset Provider



                                             |X| Unprecedented product portfolio
                                                 breadth and depth


                    /\
                   /  \                      |X| Compelling solution to
                  /    \                         DSL service providers
                 /      \
                / System-\                      -- Drive more integrated
               /  Level   \                        silicon solution in DSL
              /   Design   \                       access equipment
             /    Expertise \
            /    Reference   \                  -- Improves economics
           / Designs Software \                    for DSL service
           --------------------                    providers
         /\                    /\
        /  \                  /  \
       /    \                /    \
      /      \              /Physic\
     / Layer  \            /al Layer\
    /   2/3    \          /    ADS   \
   /  Processo  \        /      L     \
  /    Voice     \      /      SDS     \
 /    & Data      \    /        L       \
/    Compression   \  /        VDS       \
--------------------  ----------L---------



                                                [GlobeSpan logo]  [Virata logo]

Complete System Silicon Solution
DSL Opportunity Will Drive Revenue and EPS Growth


-----------------------------------------------------------------       -------  -------
  Applications: Data, Voice, Video                                       Video    Voice       [Virata logo]
-----------------------------------------------------------------       -------  -------             |
                  |                                                        |        |                |
                  V                                                        |        |                |
-----------------------------------------------------------------          |        |                |
     IP/IPx/Appletalk, etc.                                                |        |                |
-----------------------------------------------------------------          |        |                |
     |                 |            |        |           |                 |        |                |
     V                 V            V        V           V                 V        V                |
------------    --------------    -----    -----   ------------         -------  -------             |
Classical IP    Ethernet/Token                      Frame Relay                                      |
RFC - 1577            Ring         MPLS     PPP       Service            MPEG     VTOA               |
                LAN Emulation/                      FRF.5/FRF.8            2                         |
                     MPOA                                                                            |
------------    --------------    -----    -----   ------------         -------  -------             V
     |                 |            |        |           |                 |        |                /\
     V                 V            V        V           V                 |        |                |
------------    -------------     --------------   ------------            |        |                |
LLC/SNAP,       Ether Type,        LLC/SNAP,         NLPID/                |        |                |
 VC Mux          LLC/SNAP           VC Mux           SNAP                  |        |                |
RFC-1483        RFC-894, 1042       RFC-1483         RFC-1490              |        |                |
------------    -------------     --------------   ------------            |        |                |
     |                 |                 |               |                 |        |                |
     V                 V                 V               V                 V        V                |
-----------------------------------------------------------------       --------------------         |
                Adaptation Layer AAL 5                                  Adaptation Layer             |
                                                                              AAL 1/2                |
-----------------------------------------------------------------       --------------------         |
                         |                                                      |                    |
                         V                                                      V                    |
------------------------------------------------------------------------------------------           |
                              Link Layer: ATM                                                        |
------------------------------------------------------------------------------------------   [GlobeSpan logo]
                                    |
                                    V
------------------------------------------------------------------------------------------
                         Physical Layer - xDSL,
------------------------------------------------------------------------------------------



                                                [GlobeSpan logo]  [Virata logo]

Broadest DSL Product Offering



                   LAYER 2/LAYER 3             ADSL                      SYMMETRIC
               --------------------     ------------------        -----------------------
               Processor   Software     Integrated     PHY        SDSL    HDSL2   G.shdsl          VDSL

[GlobeSpan
logo] [Virata
logo]          #           #            #             #           #       #       #                *


Centillium                              +             #


Conexant                                +                         #       *       *


Intel          #


Motorola       #


Texas
Instruments    *                        +             #                           *







[Legend]

# = Shipping            * = Announced            + = In Development



                                                [GlobeSpan logo]  [Virata logo]

Broadest DSL Physical Layer Product Offering


                      ADSL                      Symmetric
               --------------------     -----------------------
               Integrated     PHY       SDSL    HDSL2   G.shds1           VDSL

GlobeSpan      |    #          #         #        #        #         |      *
[logo]         |                     |                               |
               |                     |                               |
               |                     |                               |
Centillium     |    +          #     |                               |
               |                     |                               |
               |                     |                               |
Conexant       |    +                |   #        *        *         |
               |                     |                               |
               |                     |                               |
Texas          |    +          #     |                     *         |
Instruments    |                     |                               |






[Legend]

# = Shipping            * = Announced            + = In Development



                                                [GlobeSpan logo]  [Virata logo]

Broadest DSL Communications
Processor Product Offering


                  Central Office             Customer Premise
               --------------------      -----------------------
                   ATM         IP             ATM        IP

Virata         |    #          #       |        #          #
[logo]         |                       |
               |                       |
               |                       |
Intel          |    #                  |
               |                       |
               |                       |
Motorola       |    #                  |




[Legend]

# = Shipping            * = Announced            + = In Development



                                                [GlobeSpan logo]  [Virata logo]

Combined Company Vision
Compelling value proposition for customers


|X|    Lead in all major DSL categorie

|X|    Extend technology leadership

|X|    Maximize design wins

|X|    Increase time to market advantage

|X|    Enhance system-level expertise

|X|    Drive continuing integration at board level

|X|    Capitalize on customer synergies



                                                [GlobeSpan logo]  [Virata logo]

Creates a Leading Communications-IC Provider



                           [Graphic of Charts Omitted]



($MM)    LTM REVENUES (1)                         ($MM)     LTM R&D (1)
        -------------------                                ------------
1,400 |                                            450   -
      |1,181                                       400   -381
1,200 -                                            350   -
      |                                            300   -
1,000 -                                            250   -         219
      |                                            200   -
  800 -        644                                 150   -                 171
      |             528                            100   -                         130   130
  600 -                   485                       50   -                                        51
      |                       403                        |                                                37
  400 -                                              0   -
      |                          143     120             |
  200 ----------------------------------------           |-----------------------------------------------------
       Broadcom |GlobeSpan | AMCC | Centillium            Broadcom   |  GlobeSpan   |   Vitesse   |  Transwitch
                | Virata   |      |                                  |   Virata     |             |
                |          |      |                                  |              |             |
         PMC-Sierra    Vitesse  Transwitch                    PMC-Sierra          AMCC          Centillium


     Note:  (1) Source:  Company filings.




                                                [GlobeSpan logo]  [Virata logo]

Focused on Design-Wins


              [Map of the World With Offices Marked in Background]


X    >500 design wins

X    $171MM pro forma LTM R&D spending

X    Nearly 900 product development & support personnel

X    Global sales reach

     -    15 sales offices worldwide



                                                [GlobeSpan logo]  [Virata logo]

Leading Global Blue-Chip Customer Base




          NORTEL [LOGO]            UTSTARCOM [LOGO]             AMBIT [LOGO]


MOTOROLA [LOGO]        LUCENT TECHNOLOGIES [LOGO]         HYUNDAI [LOGO]        SIEMENS [LOGO]
                          BELL LABS INNOVATIONS


MARCONI [LOGO]       ADC [LOGO]          AZTECH [LOGO]               SAMSUNG [LOGO]       TOSHIBA [LOGO]
                                        Total Power Performance


ALCATEL [LOGO]        MEDIALINCS [LOGO]           XAVI [LOGO]            WESTELL [LOGO]


INTEL [LOGO]                                    D-LINK [LOGO]           ERICSSON [LOGO]          ORCKIT [LOGO]
                                                Building Networks
                                                For People


PANASONIC [LOGO]           NEC [LOGO]            CISCO SYSTEMS [LOGO]             ARESCOM [LOGO]


COM21 [LOGO]            NOKIA [LOGO]               ACER [LOGO]                   FUJITSU [LOGO]
                        Connecting People




                                                [GlobeSpan logo]  [Virata logo]

Worldwide DSL Service Provider Deployments




North America                      Asia Pacific Region                     Europe/ROW
--------------                     -------------------                     ----------

QWEST [LOGO]                       PCCW - HKT [LOGO]                       BT [LOGO]

SBC [LOGO]                         KOREA TELECOM [LOGO]                    DEUTSCHE TELEKOM [LOGO]

BELLSOUTH [LOGO]                   CHINA TELECOM [LOGO]                    TELIA [LOGO]

VERIZON [LOGO]                     HANARO TELECOM, INC. [LOGO]             TELECOM ITALIA [LOGO]
                                   Hanaro Telecom Incorporated
MCI WORLDCOM [LOGO]                                                        TELEFONICA [LOGO]

SPRINT [LOGO]                      CHUNG HWA TELECOM [LOGO]                KPN [LOGO]

TELUS [LOGO]                       TELECOM NEW ZEALAND [LOGO]              TDC [LOGO]

AT&T [LOGO]                        SINGTEL [LOGO]                          BEZEQ [LOGO]

BROADWING [LOGO]                   HONGKONG TELECOM CSL [LOGO]

ALLTEL [LOGO]



--------------------------------------------------------------------------------
                       100 service providers, 42 countries
--------------------------------------------------------------------------------



                                                [GlobeSpan logo]  [Virata logo]

Financial Highlights

|X| Pro forma LTM revenues of $528MM

|X| Pro forma LTM R&D spending of $171MM

|X| Balanced customer and geographic revenue mix
    -- Over 300 customers and 100 service providers
    -- Broadest DSL product offering

|X| Solid balance sheet - $700MM cash and equivalents

|X| Transaction expected to be accretive to earnings within the first twelve months following completion

                                                 [Globespan logo]  [Virata logo]

Integration

|X| Synergies of $30MM - $35MM

|X| Potential for enhanced revenue growth

|X| Integration planning has commenced
    -- R&D
    -- Manufacturing
    -- Administration
    -- Facilities

|X| Senior management experienced in acquisition integration
    -- Successfully completed 12 acquisitions incorporating 441 employees in 12 months



                                                 [Globespan logo]  [Virata logo]

Annual Revenue Growth

[Bar Graph entitled, "Annual ($ Millions)" indicates the following data:

             1998    1999    2000
             ----    ----    ----
Virata:        $9     $12    $119
Globespan:    $31     $56    $348

             ----    ----    ----
Total:        $40     $68    $467


Bar Graph entitled, "First Six Months ($ Millions)" indicates the following data:

             1H00    1H01
             ----    ----
Virata:       $40    $40
Globespan:   $107    $169

             ----    ----
Total:       $147    $209]


                                                 [Globespan logo]  [Virata logo]

Pro Forma Balance Sheet
                                        ---------------------
($ Millions)                           | As of June 30, 2001 |
                                        ---------------------

Cash & Marketable Securities                   $700

Accounts Receivable                              25

Inventory                                        76

Total Assets                                  1,760

Total Debt                                      135


                                                 [Globespan logo]  [Virata logo]

Creating A Leading Global Provider of
DSL Chipset Solutions

|X| Highly complementary combination
    -- Physical layer and communications processor package software -- Central office and customer premise equipment
    -- Symmetric and asymmetric DSL

|X| Substantial merger efficiencies

|X| Accretive to earnings within twelve months following completion

|X| Enhanced scale and presence in the global marketplace

|X| First class management team with proven integration track records

|X| Strong financial profile


                                                 [Globespan logo]  [Virata logo]

Combined Company Financial Model

 --------------                        -------      --------
| % of Revenue |                      | CY'00 |    | Target |
 --------------                        -------      --------

Gross Margin                             56%         50-55%

Sales, General & Administrative          17%         10-15%

Research & Development                   27%         20-25%
-------------------------------        -------      --------
Operating Margin                         12%(1)      15-20%



Note: (1) Excludes extraordinary and other non-cash items.

                                                 [Globespan logo]  [Virata logo]

Toll Quality Voice Processors

                                                    DSLAM based
                                                   voice over DSL

                                                 Converged Voice
                                                   over Packet
                                                     Systems

             256 Channel                        Toll quality echo
          simultaneous CODE C                       canceller
         and echo cancellation
                                                  Remote Access
                                                  Concentrators
         [Graphic of Chip]
                 01Q1



                 Voice core used     [Graphic of Chip]
                in single chip IAD

                                                 [Globespan logo]  [Virata logo]

Complete System Silicon Solution

DSL Opportunity Will Drive Revenue and EPS Growth


 ----------------------------------------------------------           -------      -------
|              Applications: Data, Voice, Video           |          | Video |    | Voice |            -----------
 ----------------------------------------------------------           -------      -------            |           |
                           ||                                            ||           ||              |           |
                           \/                                            ||           ||              |  Virata   |
 ----------------------------------------------------------              ||           ||              |  Product  |
|                  IP/IPX/Appletalk, etc.                  |             ||           ||              |   Focus   |
 ----------------------------------------------------------              ||           ||              |           |
    ||                   ||            ||     ||         ||              ||           ||              |           |
    \/                   \/            \/     \/         \/              \/           \/               -----------
 --------------   ----------------   ------   ---   -------------      ------      -------
| Classical IP | | Ethernet/Token | | MPLS | |PPP| | Frame Relay |    | MPEG |    | VTOA  |
| RFC - 1577   | |    Ring        |  ------   ---  |   Service   |    |   2  |     -------
 --------------  | LAN Emulation/ |    ||      ||  | FRF.5/FRF.8 |     ------         ||
    ||           |    MPOA        |    ||      ||   -------------        ||           ||
    ||            ----------------     ||      ||        ||              ||           ||
    ||                 ||              ||      ||        ||              ||           ||
    \/                 \/              \/      \/        \/              ||           ||
 -------------   ---------------     -------------   ----------          ||           ||
|  LLC/SNAP,  | |  Ether Type   |   |  LLC/SNAP,  | |  NLPID/  |         ||           ||
|   VC Mux    | |  LLC/SNAP     |   |   VC Mux    | |   SNAP   |         ||           ||
|  RFC-1483   | | RFC-894, 1042 |   |  RFC-1483   | | RFC 1490 |         ||           ||
 -------------   ---------------     -------------   ----------          ||           ||
    ||                 ||                  ||           ||               ||           ||
    \/                 \/                  \/           \/               \/           \/
 ---------------------------------------------------------    -----------------------------
|                Adaptation Layer AAL 5                   |  |   Adaptation Layer AAL 1/2  |
 ---------------------------------------------------------    -----------------------------
                           ||                                                ||
                           \/                                                \/
 -------------------------------------------------------------------------------
|                       Link Layer : ATM                                        |
 -------------------------------------------------------------------------------
                                 ||                                                                     -----------
                                 \/                                                                    |           |
 -------------------------------------------------------------------------------                       | Globespan |
|                     Physical Layer - xDSL,                                     |                      |  Product  |
 -------------------------------------------------------------------------------                       |   Focus   |
                                                                                                       |           |
                                                                                                        -----------




                                                 [Globespan logo]  [Virata logo]

Broadest DSL Physical Layer Product Offering



                          Layer2/Layer3                 ADSL                       Symmetric
                    ----------------------     ----------------------      ----------------------------
                    Processor   Software       Integrated        PHY       SDSL       HDSL2     G.shdsl       VDSL


[Globespan logo]                           |                           |                                   |
Globespan                                  |       #              #    |    #          #           #       |   *
                                           |                           |                                   |
Centillium                                 |       +              #    |                                   |
                                           |                           |                                   |
Conexant                                   |       +                   |    #          *           *       |
                                           |                           |                                   |
Texas Instruments      *                   |       +              #    |                                   |
                                           |                           |                           *       |



[Legend]

# = Shipping            * = Announced            + = In Development


                                                 [Globespan logo]  [Virata logo]

Broadest DSL Communications
Processor Product Offering


                          Layer2/Layer3                 ADSL                       Symmetric
                    ----------------------      ----------------------    ----------------------------
                    Processor   Software      Integrated        PHY       SDSL       HDSL2     G.shdsl       VDSL


                                           |                           |                                   |  *
[Virata logo]           #          #       |                           |                                   |
                                           |                           |                                   |
Intel                   #                  |                           |                                   |
                                           |                           |                                   |
Motorola                #                  |                           |                                   |
                                           |                           |                                   |




[Legend]

# = Shipping            * = Announced            + = In Development


                                                 [Globespan logo]  [Virata logo]

Complete System Silicon Solution

DSL Opportunity Will Drive Revenue and EPS Growth


 ----------------------------------------------------------           -------      -------
|              Applications: Data, Voice, Video           |          | Video |    | Voice |            -----------
 ----------------------------------------------------------           -------      -------            |           |
                           ||                                            ||           ||              |           |
                           \/                                            ||           ||              |  Virata   |
 ----------------------------------------------------------              ||           ||              |  Product  |
|                  IP/IPX/Appletalk, etc.                  |             ||           ||              |   Focus   |
 ----------------------------------------------------------              ||           ||              |           |
    ||                   ||            ||     ||         ||              ||           ||              |           |
    \/                   \/            \/     \/         \/              \/           \/               -----------
 --------------   ----------------   ------   ---   -------------      ------      -------
| Classical IP | | Ethernet/Token | | MPLS | |PPP| | Frame Relay |    | MPEG |    | VTOA  |           [Virata logo]
| RFC - 1577   | |    Ring        |  ------   ---  |   Service   |    |   2  |     -------                 ||
 --------------  | LAN Emulation/ |    ||      ||  | FRF.5/FRF.8 |     ------         ||                   ||
    ||           |    MPOA        |    ||      ||   -------------        ||           ||                   ||
    ||            ----------------     ||      ||        ||              ||           ||                   ||
    ||                 ||              ||      ||        ||              ||           ||                   ||
    \/                 \/              \/      \/        \/              ||           ||                   ||
 -------------   ---------------     -------------   ----------          ||           ||                   ||
|  LLC/SNAP,  | |  Ether Type   |   |  LLC/SNAP,  | |  NLPID/  |         ||           ||                   ||
|   VC Mux    | |  LLC/SNAP     |   |   VC Mux    | |   SNAP   |         ||           ||                   ||
|  RFC-1483   | | RFC-894, 1042 |   |  RFC-1483   | | RFC 1490 |         ||           ||                   \/
 -------------   ---------------     -------------   ----------          ||           ||                   /\
    ||                 ||                  ||           ||               ||           ||                   ||
    \/                 \/                  \/           \/               \/           \/                   ||
 ---------------------------------------------------------    -----------------------------                ||
|                Adaptation Layer AAL 5                   |  |   Adaptation Layer AAL 1/2  |               ||
 ---------------------------------------------------------    -----------------------------                ||
                           ||                                                ||                            ||
                           \/                                                \/                            ||
 -------------------------------------------------------------------------------                           ||
|                       Link Layer : ATM                                        |                     [Globespan logo]
 -------------------------------------------------------------------------------
                                 ||                                                                     -----------
                                 \/                                                                    |           |
 -------------------------------------------------------------------------------                       | Globespan |
|                     Physical Layer - xDSL,                                     |                      |  Product  |
 -------------------------------------------------------------------------------                       |   Focus   |
                                                                                                       |           |
                                                                                                        -----------




                                                 [Globespan logo]  [Virata logo]

Worldwide DSL Service Provider Deployments

 ---------------          -------------------            ------------
| North America |        |Asia Pacific Region|          | Europe/ROW |
 ---------------          -------------------            ------------
  [Qwest logo]             [PCCW-HKT logo]               [BT logo]
  [SBC logo]               [Korea Telecom logo]          [Deutsche Telekom logo]
  [Bellsouth logo]         [China Telecom logo]          [telia logo]
  [Verizon logo]           [Hanaro Telecom, Inc. logo]   [Telecom Italia logo]
  [MCI Worldcom logo]      [Chung HWA Telecom logo]      [Telefonica logo]
  [Sprint logo]            [Telecom New Zealand logo]    [kpn logo]
  [Telus logo]             [SingTel logo]                [TDC logo]
  [AT&T logo]              [Hongkong Telecom CSL logo]   [Bezeq logo]
  [Broadwing logo]
  [Alltel logo]

--------------------------------------------------------------------------------
                    100 service providers, 42 countries
--------------------------------------------------------------------------------

                                                 [Globespan logo]  [Virata logo]




The following is a press release issued by the Company on October 1, 2001:





Media Contact:           GlobeSpan Investor Contact:  Virata Investor Contact:
-------------            --------------------------   -----------------------
Colin Wheeler/Mark Semer Bob McMullan                 Andrew M. Vought
Kekst and Company        Chief Financial Officer      Chief Financial Officer
212-521-4800             732-345-7558                 408-566-1003



         GLOBESPAN AND VIRATA AGREE TO MERGE IN $1.3 BILLION TRANSACTION
      CREATING WORLD'S LEADING PROVIDER OF DSL-RELATED INTEGRATED CIRCUITS,
                      SOFTWARE AND SYSTEM DESIGN SOLUTIONS

             Virata Shareholders To Receive 1.02 Shares of GlobeSpan
                      Common Stock For Each Share They Hold

RED BANK, NJ and SANTA CLARA, CA, October 1, 2001 - GlobeSpan, Inc. (Nasdaq:
GSPN) and Virata Corp. (Nasdaq: VRTA) today jointly announced that they have signed a definitive agreement to combine in a strategic merger of equals creating the world's leading provider of integrated circuits, software and system designs for Digital Subscriber Line (DSL) solutions. The stock-for-stock transaction, which was approved by the boards of directors of both companies, will create a combined enterprise with the most complete range of broadband access chipset solutions in the rapidly growing DSL market.

The new company will have combined pro forma revenues of $528 million for the twelve months ended June 30, 2001, and a combined market capitalization, based on current market valuations, of approximately $1.3 billion. It will have a strong balance sheet, offering substantial financial flexibility, with approximately $700 million of pro forma cash and cash equivalents and debt of approximately $135 million.

GlobeSpan, an established leader in DSL physical layer solutions, and Virata, a recognized leader in integrated software and communications processors for DSL applications, share a vision to create the premier communications semiconductor company. Both are strong, dynamic enterprises with highly complementary products, technology roadmaps and customers. The combined company, which will be known as GlobeSpan Virata, will be headquartered in Red Bank, New Jersey, with operations around the world. It will provide complete high-speed DSL access solutions to more than 300 customers that manufacture broadband access equipment enabling a full range of voice, video and data services for businesses and consumers.

Under the terms of the merger agreement, Virata stockholders will receive 1.02 shares of GlobeSpan common stock for each Virata common share held. After the merger is completed, on a fully diluted basis, GlobeSpan stockholders will own approximately 52.5% of the combined company, and Virata's stockholders will own approximately 47.5% of the combined company. The merger will be accounted for as a purchase and is expected to be tax-free to Virata shareholders.

The companies expect the transaction to generate annual synergies of approximately $30-$35 million beginning in the first full year following completion of the transaction. It is anticipated that the transaction will be accretive to GlobeSpan earnings within twelve months following completion.

Completion of the transaction, which is expected to occur within three to six months, is subject to regulatory approvals, approval by the stockholders of both companies and customary closing conditions. Significant shareholders of both companies have agreed to vote shares representing approximately 10% of the shares of each company in favor of the transaction.

Armando Geday, President and Chief Executive Officer of GlobeSpan, who will be Chief Executive Officer of the combined company, said: "This combination is an opportunity for both companies and our respective employees, customers and shareholders to participate in the upside potential of an enterprise with enhanced scale and global market presence. Our two companies have highly complementary products and technology road maps and share a common vision of the direction and potential of the DSL marketplace. Supported by world-class engineering resources and a strong cash position, we will be the industry leader in providing and supporting next-generation integrated software and silicon networking solutions for the broadband market."

Charles Cotton, Chief Executive Officer of Virata, who will be Executive Chairman of the combined company, said: "This is a compelling combination that will bring together two strong, dynamic, entrepreneurial organizations with complementary technologies, skill sets, customer bases and target markets. By leveraging our combined intellectual property, as well as our financial and human resources, GlobeSpan Virata will be able to deliver the highest support standards and time to market advantage for our OEM customers. Given both companies' considerable experience in quickly and effectively integrating organizations, we expect a smooth and seamless transition. In short, this is the right deal, with the right partner, at the right time for our companies, our customers and our shareholders."

Also reflecting the merger-of-equals nature of the transaction, the management team of the combined enterprise will have representation from both GlobeSpan and Virata, under the leadership of Mr. Geday as Chief Executive Officer and Mr. Cotton as Executive Chairman during a one-year transition period and non-executive Chairman thereafter. The new company's Board of Directors will be composed of eight members: four current GlobeSpan directors, including Mr. Geday, and four current Virata directors, including Mr. Cotton.

Virata expects that for the quarter ending September 30, 2001, its revenues will total approximately $30 million. GlobeSpan expects that its revenues for the same period will total approximately $46 million. Both companies expect to offer additional guidance in connection with their next earnings announcements.

Morgan Stanley is acting as financial advisor to GlobeSpan with regard to the transaction, and Credit Suisse First Boston is advising Virata.

ABOUT GLOBESPAN
GlobeSpan, Inc. is a leading provider of integrated circuit, software and system designs for digital subscriber line (DSL) applications which enable high-speed data transmission over the existing copper telephone lines at rates over 100 times faster than today's 56 kilobit modem technologies. Both Cahners In-Stat and Dataquest have ranked GlobeSpan number one in DSL chipset shipments.

GlobeSpan has leveraged seven years of field experience implementing DSL technology to successfully bring proven DSL chipset solutions to market. The company's core engineering team includes individuals who were amongst the earliest developers of DSL technology at AT&T Bell Labs. GlobeSpan offers a broad suite of DSL solutions for ADSL, HDSL, HDSL2,

SHDSL and SDSL chipsets based on DMT, 2B1Q, PAM and CAP line codes. To date, the company has shipped millions of DSL chipsets to a customer base of more than 100 DSL equipment manufacturers worldwide, representing a considerable share of this emerging market. GlobeSpan, Inc. is based at 100 Schulz Drive, Red Bank, New Jersey 07701 and can be reached by phone at 732-345-7500 or at www.globespan.net.

ABOUT VIRATA
Virata provides communications software and semiconductors to manufacturers of DSL, wireless, satellite and other broadband networking equipment. Virata's suite of processor-independent software products provides developers with complete, field-proven implementations of networking functions, including MPLS and web servers, removing the need to write and validate new software code.

Virata also pre-integrates its extensive suite of communications software with its powerful and cost-effective communications processors to create Virata-Enabled ISOS products. These ISOS solutions assist customers in developing a diverse range of broadband wireless and wireline equipment including DSL modems, gateways, routers and integrated access devices targeted at the voice and high-speed data network access and customer premises markets. Virata's products also help equipment manufacturers to simplify product development, reduce the time it takes for products to reach the market and focus resources on product differentiation and improvement. Virata is a member of the ATM Forum, Bluetooth SIG organization, the DSL Forum, HomePNA, ITU, MPLS Forum, WC3 consortium and UPnP Forum. A publicly traded company on the Nasdaq Stock Market, Virata was founded in 1993 and is headquartered in Santa Clara, California. For more information, please visit www.virata.com.

Conference Call Information
GlobeSpan and Virata will conduct an investment community conference call at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time, 1:00 p.m. London Time) today, October 1, 2001, to discuss this announcement. Investment professionals may access the conference call by dialing 800-406-5345 (international callers only please use 913-981-5571) approximately 10 minutes prior to the start of the call. Additionally, there will be a simultaneous, listen-only webcast available at www.virata.com and www.globespan.net. A replay of the call will be available beginning at 11:00 a.m. Eastern time today, October 1, through 12:00 midnight Eastern time on Monday, October 8 by dialing 888-203-1112 (international callers only please dial 719-457-0820), using access code 421215.

The Following is a letter to employees distributed by the Company on October 1, 2001.

To GlobeSpan Employees:

I am very pleased to announce that we have agreed to combine forces with Virata in a merger of equals that will create one of the world's leading provider of integrated circuits, software and system designs for broadband communications applications. As many of you know, Virata provides communications software and semiconductors to manufacturers of DSL, wireless, satellite and other broadband networking equipment. The new company, which will be known as GlobeSpan Virata, will be headquartered in Red Bank, New Jersey with operations worldwide. I would like to take this opportunity to share my perspective on the transaction and outline a number of important details.

Some of the strategic benefits of the merger are:

 - The combined company will have an unparalleled ability to offer integrated end-to-end solutions, covering DSL physical layer solutions and communications processors for DSL applications.
 - It will provide complete high-speed DSL access solutions to more than 300 customers that manufacture broadband access equipment. It will have enhanced scale and global market presence.
 - Pro forma revenues for the twelve months ended June 30, 2001 are $528 million.
 - Synergies of $30-$35 million are expected during the first full year following completion.
 - The combined company will be the largest R&D investor in the sector with pro forma investment of $171 million for the twelve months ended June 30, 2001.
 - The combination will accelerate the pace of innovation and continually set the standard in developing new networking technologies.
 - It will be led by an experienced management team that combining the best of both companies.
 - It will have long-term relationships with virtually every networking equipment company involved in our markets around the world.
 - The combined company will have the most experienced global sales and service force in the DSL semiconductor industry.

The benefits to all of us, as well as to our customers and shareholders, are compelling. The merger will provide employees with even greater professional and financial opportunities in a company that will be a recognized leader in DSL semiconductor and software solutions. GlobeSpan Virata will have enhanced scale and global presence, and will be even better positioned in the market place to capture new growth, revenue and earnings opportunities in the communications semiconductor industry. It will provide complete high-speed DSL chipset solutions to more than 300 customers that manufacture broadband access equipment enabling a full range of voice, video and data services for businesses and consumers.

The combined company will be led by a management team with representation from both GlobeSpan and Virata. I will serve as Chief Executive Officer and Charles Cotton, Virata's Chief Executive Officer, will serve as Executive Chairman for a one-year transition period and non-executive Chairman thereafter. We will continue to operate as independent companies until the merger is complete, which we expect will be in the next three to six months.

Charles Cotton and I will spend the next two weeks traveling literally around the world to meet with employees, customers and shareholders of both companies. Our tentative schedule is as follows:

      Monday, October 1 - Red Bank, New Jersey
      Tuesday, October 2 - Andover and Maynard, Massachusetts
      Wednesday, October 3 - Irvine, Santa Barbara and Santa Clara, California Thursday, October 4 - Raleigh, North Carolina
      Monday, October 8 - Cambridge, England
      Tuesday, October 9 - Paris, France
      Wednesday, October 10 - Israel

We are committed to visiting all other locations as soon as possible and will let you know as soon as we are able to set a date.

We will keep you informed of key developments between now and closing.

In summary, this transaction has the potential to create new growth opportunities, strengthen customer relationships and enhance shareholder value. Both Charles and I are very optimistic about GlobeSpan Virata's prospects. This is the right time, Virata is the right partner and together we have a winning strategy.

Sincerely,


Armando

The Following is a letter to customers distributed by the Company on October 1, 2001.


Dear GlobeSpan Customer:


As a valued customer, we wanted to make you aware that GlobeSpan and Virata jointly announced that we have signed a definitive agreement to join forces in a strategic merger of equals. This is a proud and historic moment for our two companies.

We intend the transition and integration to be seamless to you and believe that the transaction will enhance our ability to supply you comprehensive broadband communication solutions and service that you have come to expect. We thought it was important to highlight the rationale and benefits of the transaction for you.

Combining GlobeSpan, an established leader in DSL physical-layer solutions, with Virata, an established leader in communications processors for DSL applications, will bring together two very strong and dynamic enterprises, which are among the premier communications semiconductor companies in the world. Our two companies not only have highly complementary products and technology road maps, but also share a common vision of the DSL marketplace. Together, we will emerge as the industry leader in providing and supporting next-generation integrated software and silicon networking solutions.

Among the many specific benefits that are achieved through this strategic combination are:

- An increased capability to accelerate the pace of innovation of next-generation DSL solutions.
- Set a higher standard for developing new networking technologies by leveraging one of the largest R&D departments of its kind in the industry.
- Efficiencies resulting in more cost effective DSL solutions time-to-market advantages for our OEM customers.
- Unprecedented product portfolio with enhanced breadth and depth.
- Worldwide established relationships with virtually every service provider network in the industry.
- The most experienced sales and technical support organizations in the DSL/networking industry.

Without a doubt, this merger is a winning solution for customers who require more intelligent, integrated and lower cost solutions in order to meet the demands of a rapidly growing DSL market. We are confident that the timing is right, and Virata is the proper partner to enhance our customers' chances for success!

The new company, which will be known as GlobeSpan Virata, will maintain headquarters in Red Bank, New Jersey. I will be chief executive officer of the combined company, and Charles Cotton, currently chief executive officer of Virata, will be executive chairman.

We look forward to continuing our business relationship with you and will keep you informed of our progress. In the meantime, however, please don't hesitate to contact me, or your primary GlobeSpan contact, should you have any questions or require further information.

Thank you for your continued business.


Sincerely,


Armando Geday

The following is a transcript of an investor presentation held via telephone conference call on October 1, 2001.




                         Analyst Conference Call Script

[Safe Harbor Statement read by operator]

Remarks by ARMANDO GEDAY
------------------------
Good morning, everyone, and thank you for joining us this morning.

We are announcing today that GlobeSpan and Virata have signed a definitive agreement to combine our two companies in a strategic merger of equals.

As many of you know, GlobeSpan is an established leader in DSL physical layer chip set solutions. We provide integrated circuits, software and system designs for DSL applications that enable high-speed data transmission over existing copper telephone lines. Our customer base of more than 300 equipment manufacturers includes, among many others, Lucent, Cisco, Nokia, NEC, Fujitsu, Siemens and Alcatel.

Virata is an established leader in communications processors for DSL applications. It provides communications software and semiconductors to manufacturers of DSL, wireless, satellite and other broadband networking equipment. Its more than 175 world-class customers include, among others, Ambit, Efficient, Ericsson, Hyundai, Samsung, Siemens and Toshiba.

The business combination of our two companies in a $1.3 billion transaction will bring together two strong, dynamic, leading-edge enterprises to form a combined company that is even stronger, even more dynamic, and even better positioned--strategically, technologically, operationally and financially--to meet the needs of our respective customers, to grow its revenues and earnings, to create new growth opportunities and, above all, to achieve our over-arching objective of building shareholder value.

We expect this transaction to be accretive to GlobeSpan's earnings within twelve months following completion.

Let me begin by summarizing the transaction. We'll then be happy to take your questions.

[pause]

GlobeSpan and Virata will merge in a stock-for-stock transaction based on a fixed exchange ratio, in which Virata stockholders will receive 1.02 shares of GlobeSpan common stock for each Virata common share they hold.

After the merger is completed, which we expect to occur in three to six months, GlobeSpan stockholders will own approximately 52.5% of the combined enterprise, and Virata stockholders will own approximately 47.5%.

The merger will be accounted for as a purchase and will be tax-free for Virata shareholders.

Completion is subject to regulatory approvals, approval by the stockholders of both companies and customary closing conditions.

[pause]

Reflecting the balanced nature of this transaction, the managment team and board of directors of the combined enterprise will be composed of managers and directors of both companies.

The new company's Board of Directors will be composed of eight members: four current GlobeSpan directors, including myself, and four current Virata directors, including Charles.

On the management team, I am currently President and CEO of GlobeSpan, and will serve as CEO of the combined company, which will be known as GlobeSpan Virata and headquartered in Red Bank, New Jersey.

Charles Cotton, who is currently the CEO of Virata, will serve as Executive Chairman of GlobeSpan Virata for a one-year transition period and as a non-executive Chairman thereafter. He will have a significant role during the transition phase.

While we can't effect the integration of the two companies until the transaction is closed, we will be forming a transition team in which senior executives of both companies will actively participate and have as its principal objective a smooth, seamless transition that is focused on building a company with unparalleled ability to provide integrated end-to-end solutions, physical layer and communications processor solutions for DSL applications.

[pause]

Strategically, this transaction will create a combined company with a greatly enhanced global presence and scale, a greatly enhanced ability to meet the needs of its customers, and a greatly enhanced ability to identify and seize new growth, revenue and earnings opportunities.

We share a common vision of the direction and potential of the DSL marketplace. Together we will provide complete high-speed DSL access solutions to more than 300 customers that manufacture broadband access equipment enabling a full range of voice, video and data services for businesses and consumers.

Our two companies have highly complementary product and technology road maps. We will have an unparalleled ability to offer integrated, end-to-end solutions covering central office and customer premise equipment, every flavor of symmetric and asymmetric digital subscriber line technology, and integrated physical layer and networking layer capabilities. GlobeSpan Virata will have one of the widest arrays of broadband access chipset solutions of any company, anywhere.

Between us, we have long-term relationships with virtually every networking equipment company involved in our markets around the world.

We will also have one of the largest R&D organizations focused on DSL, supported by R&D expenditures of approximately $170 million during the twelve months ended June 30, 2001.

Operationally, the new company will have extraordinary engineering resources, including more than 880 highly trained, highly skilled, and highly accomplished engineers.

Both companies also have significant, and successful, experience in smooth and seamless operational integration, in retaining key engineering and other key resources, and in maintaining market momentum. Collectively, we have acquired and successfully integrated twelve companies, with a total of 410 employees.

Financially, the new company will have combined pro-forma revenues of $528 million for the twelve months ended June 30, 2001.

The combined company will have a strong balance sheet, offering substantial financial flexibility, with approximately $700 million of pro forma cash and cash equivalents and debt of approximately $135 million.

It will have a balanced revenue mix in terms of products and geographies, with more than 300 customers and 50 service providers and one of the broadest product offerings in the communications semiconductor business.

We expect the transaction to generate synergies beginning in the first year following completion of the merger, with identified opportunities of at least $30 - $35 million annually.

I'd now like to ask Charles to offer his perspective on this merger.

Remarks by CHARLES COTTON
-------------------------
Thank you very much, Armando.
Let me begin by saying that my colleagues on the Virata board and senior management team fully share my enthusiasm and excitement about this transaction.

Like GlobeSpan, Virata has an outstanding track record of growing its business organically and via successfully integrated acquisitions. We are joining forces with GlobeSpan for one compelling reason: we are convinced we can accomplish more together with GlobeSpan, strategically, operationally and financially, than we could on a standalone basis.

As a result of this strategic business combination, GlobeSpan Virata will be among the clear leaders in developing the network technologies that are defining next-generation "last mile" networks.

The merger will create one of the most comprehensive DSL chipset and software providers, with a product portfolio of unprecedented breadth and depth. Virata shareholders will benefit from being part of a company that will provide more than 80 percent of the silicon content in DSL access equipment, and its integrated solutions will greatly improve the economics for DSL service providers and, in turn, end-users.

This combination brings together two strong, dynamic, entrepreneurial organizations with complementary products, skill sets, customer bases and target markets -- and by leveraging our combined technologies and financial and human resources -- GlobeSpan Virata will be able to offer customers the most comprehensive next-generation integrated software and silicon networking solutions.

In short, this is the right deal, with the right partner, at the right time for our companies, our customers, and our shareholders.

That concludes our formal remarks concerning the merger. Before we take your questions, I would like to take a moment to reiterate the financial guidance that Armando and I disclosed in our press release this morning.

Virata expects that for the quarter ending September 30, 2001, its revenues will total approximately $30 million. GlobeSpan expects that its revenues for the same period will total approximately $46 million. Both companies expect to offer additional guidance in connection with their next regularly scheduled earnings announcements.

And now Armando and I would be happy to take your questions.

[Q&A]

Closing comment by ARMANDO GEDAY Thank you, operator.

Let me conclude by thanking all of you for participating in this call, and for your interest in the strategic business combination of our two companies.

And we're looking forward to working together over the months ahead to achieve completion and to realize the benefits of combining GlobeSpan and Virata in a new, strong and dynamic enterprise.

[end]